SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[FEE REQUIRED]

For the fiscal year end December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from

Commission file number 1-14344

A. PATINA OIL & GAS CORPORATION PROFIT SHARING AND

SAVINGS PLAN AND TRUST

B. PATINA OIL & GAS CORPORATION

1625 Broadway, Suite 2000

Denver, CO 80202

303/389-3600

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

REQUIRED INFORMATION

(as required by items no. 1 thru 3)

INDEX

Page

Report of Independent Public Accountants	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002	3

Notes to Financial Statements	4 – 7

Supplemental Schedule:

Schedule H, Part IV, Item 4 – Schedule of Assets (Held at End of Year) as of December 31, 2002	8

Patina Oil & Gas

Corporation

Profit Sharing and Savings

Plan and Trust

Financial Statements and Supplemental Schedule

for the Years Ended December 31, 2002 and 2001 and

Independent Auditors’ Report

PATINA OIL & GAS CORPORATION

PROFIT SHARING AND SAVINGS PLAN AND TRUST

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

INDEPENDENT AUDITORS’ REPORT

To the Trustees and Participants of

Patina Oil & Gas Corporation Profit Sharing and Savings Plan and Trust

Denver, Colorado

We have audited the accompanying statement of net assets available for benefits of Patina Oil & Gas Corporation Profit Sharing and Savings Plan and Trust (the “Plan”) as of December 31, 2002 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated June 26, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Denver, Colorado

June 27, 2003

PATINA OIL & GAS CORPORATION

PROFIT SHARING AND SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2001

	2002	2001
INVESTMENTS AT FAIR VALUE (Notes 2 and 3):
Employer stock	$9,426,517	$7,858,969
Mutual funds	4,833,638	5,063,164
Common/collective trust	3,182,722	1,756,688
Participant loans	105,738	60,686

Total investments	17,548,615	14,739,507

RECEIVABLES:
Participant contributions	19,403	13,321
Net pending trades	24,200	—
Accrued interest	2,619	2,457

Total receivables	46,222	15,778

NET ASSETS AVAILABLE FOR BENEFITS	$17,594,837	$14,755,285

See notes to financial statements.

PATINA OIL & GAS CORPORATION

PROFIT SHARING AND SAVINGS PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2002

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest and dividend income	$269,048
Net appreciation in fair value of investments (Notes 2 and 3)	1,456,622

Total investment income	1,725,670

CONTRIBUTIONS:
Participant	797,086
Employer, net of forfeitures reallocated (Note 1)	801,591
Participant rollovers	74,948

Total contributions	1,673,625

Total additions	3,399,295

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits and distributions to participants	(558,097)
Other expenses	(1,646)

Total deductions	(559,743)

NET INCREASE	2,839,552

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	14,755,285

End of year	$17,594,837

See notes to financial statements.

PATINA OIL & GAS CORPORATION

PROFIT SHARING AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1.	DESCRIPTION OF THE PLAN

The following description of the Patina Oil & Gas Corporation Profit Sharing and Savings Plan and Trust (the “Plan”) provides only general information. Participants and all other users of these financial statements should refer to the Plan agreement for a more complete description of the provisions of the Plan.

General–The Plan is a defined contribution profit sharing and 401(k) savings plan for the benefit of eligible employees of the Company. The Plan is administered by an advisory committee composed of three employees approved by Patina’s Board of Directors. An employee becomes eligible to participate in the Plan on the first entry date after the employee attains age 18 and completes three months of service. The entry dates for the Plan are January 1, April 1, July 1 and October 1 of each year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

The Plan allows participants various investment options including mutual funds, common/collective trusts and securities of the Company in which to invest individual and employer contribution amounts, which may be changed at any time throughout the year. Investment income and/or losses are allocated to participants based upon the ratio of their participant account balance to the total participant account balances in the manner described in the Plan agreement.

Contributions–Employer contributions to the Plan are entirely discretionary and determined on an annual basis independently by Patina’s Board of Directors. Employer contributions are allocated to participants independently based upon annual compensation adjusted for social security taxable compensation limits in a manner defined by the Plan agreement. For the year ended December 31, 2002, the Company made discretionary contributions of $801,591 in Company stock to the Plan, net of reallocated forfeitures of $16,021. The number of Company shares were based on their fair market value at the date of contribution.

Eligible participants can contribute on a pre-tax basis from 1% to 18% of their eligible compensation, as defined, up to the maximum amount allowed by the Internal Revenue Code (“IRC”) Section 402(g) ($11,000 for 2002). Rollover contributions from other qualified plans are also allowed if certain criteria is met. A participant who is age 50 or older can make a catch-up deferral contribution of $1,000 in 2002. This limit will annually increase in $1,000 increments for each of the next four years to $5,000 in 2006.

Vesting–Participants are fully vested at all times in their individual contribution accounts. Vesting in Employer contribution accounts is based on years of service. A participant is 40% vested after two years, 80% after three years and 100% after four or more years of service. In addition, participants also become fully vested in their Employer contribution accounts upon reaching their normal retirement date as defined by the Plan agreement, or upon death or total disability of the participant.

Forfeitures–Upon termination of employment, the nonvested amounts in a participant’s Employer contribution account are forfeited by participants under the terms of the Plan. Amounts forfeited to the Plan may be applied to restore individual accounts of former participants, who are re-employed by the Company, as described in the Plan agreement, or to pay Plan fees and expenses. To the extent such restorations, fees and expenses do not deplete the aggregate amount of forfeitures for the Plan year, the remaining amounts shall be allocated as an Employer Contribution in the Plan year following the year in which the forfeiture occurred. As noted above, plan year 2001 forfeitures were reallocated to participants during the 2002 plan year. As of December 31, 2002 and 2001, there were approximately $22,000 and $16,000, respectively, of plan year forfeitures remaining to be reallocated in the following year.

Distributions–Distribution of the participant’s entire account becomes due or available upon early retirement age 55 or age 59-1/2 and mandatory at age 70-1/2, or upon death or total disability. Such account balances may be distributed either in a lump-sum distribution, in installments, or a direct rollover into another qualified plan as described in the Plan agreement. Participants are entitled to receive the balance of their individual contribution account plus their vested interest in their Employer contribution account upon termination of employment. Participants may make hardship withdrawals from their individual contribution account, subject to certain restrictions.

Benefits Payable–Benefit payments are recorded when paid. As of December 31, 2002 and 2001, net assets available for benefits included benefits of $1,826,810 and $1,444,891 which are payable to participants who had withdrawn from participation in the Plan.

Loans–Participants may borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates determined from time to time by the Plan administrator. Principal and interest repayments are paid through payroll deductions.

Plan Termination–Although it has not expressed any intention to do so, the Company may suspend or discontinue contributions under the Plan and has reserved the right to terminate the Plan subject to provisions of ERISA. In the event of full or partial termination of the Plan, participants will become fully vested in their individual and Employer contribution accounts and will be entitled to distributions of their entire accounts according to the Plan agreement and ERISA.

Administrative Expenses–The Company has the discretion to pay administrative expenses of the Plan. During the year ended December 31, 2002, such expenses were paid by the Company and approximated $11,000.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates–The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the additions to and deductions from net assets available for benefits and related disclosures. Actual results could differ from those estimates.

Basis of Accounting–The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition–The Company’s stock and mutual funds are stated at fair value, which is based on the quoted market prices as of December 31, 2002 and 2001.

The common/collective trust invests in guaranteed investment contracts, bank investment contracts and synthetic guaranteed investment contracts. These contracts are carried in the common/collective trust fund’s audited financial statements at cost plus accrued interest, which approximates fair market value. The investment in the common/collective trust fund in the accompanying financial statements is valued at the Plan’s proportionate interest in the fund as of the financial statement dates. Interest rates earned on the investment change daily. The average yield for the year ended December 31, 2002 was 5.32%. The crediting interest rates as of December 31, 2002 and 2001 were approximately 5.89% and 6.50%, respectively.

Net realized and unrealized gains and losses are reflected in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments and is determined as the difference between fair value at the beginning of the year (or date purchased during the year) and selling price or year end fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date.

Payment of Benefits–Benefits are recorded when paid.

2.	INVESTMENTS

The following presents investments which exceeded 5% of net assets available for benefits as of December 31, 2002 and 2001:

	2002		2001
	Number of Units/Shares	Fair Value	Number of Units/Shares	Fair Value
Merrill Lynch Retirement Preservation Trust	3,182,722	3,182,722	1,756,688	$1,756,688
Merrill Lynch S&P Index Fund, Inc., Class A	*	*	71,095	1,001,017
Davis New York Venture Fund, Inc., Class A	81,146	1,699,202	73,327	1,864,698
Patina Stock Fund	297,836	9,426,517	285,781	7,858,969
*Does not exceed 5% as of the respective date

During the year ended December 31, 2002, the Plan’s investments (including gains and losses of the investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$(1,187,760)
Employer stock	2,644,382

Total	$1,456,622

4.	TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service dated August 2, 2002 stating that the Plan is qualified under the appropriate sections of the IRC. Plan management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan is qualified and the related trust is tax exempt as of December 31, 2002 and 2001.

5.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of Company stock. Certain Plan investments are also shares in mutual funds and a common/collective trust managed by Merrill Lynch Trust Company (“Merrill Lynch”), the Trustee and recordkeeper of the Plan. As such these represent party-in-interest transactions.

6.	CONCENTRATIONS, RISKS AND UNCERTAINTIES

The Plan has a significant concentration in the Company’s common stock. The Plan provides for various investments in Company stock, mutual funds and a common/collective trust. Investment securities, in general, are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

* * * * *

SUPPLEMENTAL SCHEDULE

PATINA OIL & GAS CORPORATION

PROFIT SHARING AND SAVING PLAN AND TRUST

SCHEDULE H, PART IV, ITEM 4—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2002

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investments	Number of Units/ Shares	Fair Value

*	Merrill Lynch Bond High Income Portfolio Class D	Mutual Fund	44,202	$186,090

*	Merrill Lynch Balanced Capital Fund, Inc. Class D	Mutual Fund	14,309	317,808

*	Merrill Lynch Global Allocation Fund, Inc. Class D	Mutual Fund	39,420	449,785

*	Merrill Lynch S&P Index Fund, Inc. Class A	Mutual Fund	70,184	755,178

	Davis New York Venture Fund, Inc. Class A	Mutual Fund	81,146	1,699,202

*	Merrill Lynch Fundamental Growth Fund, Inc. Class D	Mutual Fund	17,012	216,052

	Alliance Quasar Fund, Class A	Mutual Fund	8,818	122,123

	AIM International Equity Fund	Mutual Fund	45,810	585,448

	Alger Small Capitalization Retirement Fund	Mutual Fund	13,505	148,014

	State Street Research Capital Fund	Mutual Fund	4,773	33,746

	Oppenheimer Quest Opportunity Value Fund	Mutual Fund	5,385	140,052

	Alliance Premier Growth Fund	Mutual Fund	13,111	180,140

		Total Mutual Funds		4,833,638

*	Merrill Lynch Retirement Preservation Trust	Common/Collective Trust	3,182,722	3,182,722

	Participant Loans	Interest rates ranging from 6.75% to 11.5%		105,738

*	Patina Stock Fund	Patina Common Stock ($.01 par value)	297,836	9,426,517

	Total investments			$17,548,615

*	Represents a party-in-interest (Note 5).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

PATINA OIL & GAS CORPORATION PROFIT SHARING AND SAVINGS PLAN AND TRUST

By:	/s/ DAVID J. KORNDER
David J. Kornder Executive Vice President and Chief Financial Officer

Date: June 30, 2003

Exhibit Index

Exhibit Number	Description

23.1	Independent Auditors’ Consent

99.1	Report of Independent Auditors

99.2	Certifications of the Plan Administrator and Chief Financial Officer, dated June 30, 2003, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.